Filed by Chicago Atlantic BDC, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Chicago Atlantic BDC, Inc.

Commission File No.: 001-40564

Chicago Atlantic BDC, Inc.
Q3 2026 Earnings Call

Thursday, 12th November 2026

Operator: Good day and welcome to the Chicago Atlantic BDC, Inc. Third Quarter 2026 Earnings Call. All participants will be in listen only mode. Should you need assistance, please signal a conference specialist by pressing the star key followed by zero. After today’s presentation, there will be an opportunity to ask questions. To ask a question, you may press star, then one on your telephone keypad. To withdraw your question, please press star then two. Please note this event is being recorded. I would now like to turn the conference over to Lisa Kampf of SCR Partners. Please go ahead.

Introduction

Lisa Kampf

Investor Relations, SCR Partners

Thank you. Good morning. Welcome to the Chicago Atlantic BDC conference call to review the company’s results. On the call today will be Peter Sack, chief executive officer, Tom Geoffroy, interim chief financial officer, and Dino Colonna, president. Our results were released this morning in our earnings press release, which can be found on the Investor Relations section of our website and our supplemental earnings presentation filed with the SEC.

A live audio webcast of this call is being made available today. For those who listen to the replay of this webcast, we remind you that the remarks made herein are as of today and will not be updated subsequent to this call. During the call, certain comments and statements we make may be deemed forward looking statements within the meaning prescribed by the securities laws, including statements related to the future performance of our portfolio, our pipeline of potential loans and other investments, future dividends, financing activities, the proposed merger of Chicago Atlantic Real Estate Finance, Inc., ticker REFI with and into the company and the anticipated benefits and timing of that merger.

Such forward looking statements are subject to significant risks and uncertainties that can cause actual results to differ materially from our current expectations. Investors are urged to carefully review our various disclosures made by the company, including the risks and other information disclosed in the company’s filings with the SEC. Risks and uncertainties include the ability to complete the merger of REFI and LIEN on the anticipated timeline to obtain shareholder and regulatory approvals and required lender consents, to realize the anticipated benefits of the transaction and developments in the cannabis regulatory environment, as well as other risks described in our SEC filings and in the legends in today’s filed materials. Actual results may differ materially, and we undertake no obligation to update except as required by law.

The transcript of this call is being filed with the SEC pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934. In connection with proposed merger, LIEN filed with the SEC, a registration statement on Form N-14, which includes a joint proxy statement of LIEN and REFI and a prospectus of LIEN. Investors and stockholders are urged to read those materials and any amendments or supplements when they become available because they contain important information about the transaction.

LIEN, REFI, the respective directors and executive officers, Chicago Atlantic BDC Advisers, LLC and Chicago Atlantic REIT Manager, LLC and certain other people may be deemed participants in the solicitation. Information about those persons and their interests is included in the joint proxy statement and prospectus. Copies of all filed materials will be available free of charge on the SEC’s website and on each company’s investor relations website. Please note that nothing on this call constitutes an offer to sell or a solicitation of an offer to purchase any securities. No offer of securities shall be made except by means of a prospectus meeting. The requirements of section ten of the 1933 Act. I’ll now turn the call over to Peter Sack. Please go ahead.

Overview

Peter Sack

Chief Executive Officer, Chicago Atlantic BDC, Inc.

Thanks, Lisa. Good morning, everyone. Our results and activity for the third quarter of 2026 demonstrate that we are a uniquely positioned BDC operating in a market with limited competition commonly underserved by capital providers. We’re the first among a small few of publicly listed BDCs focused primarily on lending to cannabis companies and underserved pockets of the lower middle market. Net investment income for the third quarter of 2026 was $0.36 per share, generating an annualized NII return of book value of 11% for the quarter. And today, we announced a $0.34 dividend, marking the ninth consecutive quarter at that rate.

Our deep industry expertise enables us to source and structure differentiated, idiosyncratic investment opportunities that are not readily available to other BDCs or private credit funds. Combined with our disciplined underwriting approach, we are positioned to generate attractive above market returns while maintaining a strong focus on capital preservation. During the quarter, we successfully executed on our pipeline funding approximately $72 million to two new borrowers. Our credit quality remains stable, and these investments enabled us to further utilize our credit facility. The debt portfolio has no non-accruals, is 100% senior secured, has meaningful protection against interest rate moves in either direction, and generates a weighted average yield on debt investments of approximately 15.5%.

Although markets are gradually improving, the broader private credit market continues to operate within a cloud of negative investor sentiment, driven by concerns of credit risk, interest rate sensitivity, and dividend coverage. These concerns and actual results have weighed upon sector valuations, and we believe our shares have not been immune to this broader market pressure. That being said, our trading in total return performance may perhaps reflect that the BDC investor community recognizes the distinct risk reward of our portfolio. According to KBW’s Weekly BDC/RIC Market Overview dated as of November 6th, 2026, the LTM period, LIEN is the top performing BDC with market capitalization between $100 and $300 million, excluding one competitor who recently announced the exploration of a strategic transaction. According to the KBW report, the LTM period, LIEN delivered total returns of positive 3.2%, compared with an average of -15.2% for that same group.

Our portfolio’s performance relative to the broader BDC market demonstrates the strength and differentiated advantages of our business model. The BDC industry data points that I’ll be citing are from the Raymond James BDC Weekly Insights as of October 22nd, 2026 and Oppenheimer’s BDC Quarterly Report as of October 24th, 20261. Our weighted average yield on debt investments as of September 30th, 2026 was 15.5%, compared with 10.7% for the average BDC. 100% of our debt portfolio is senior secured, 1.2% of our total investment portfolio has exposure to sub debt equity or JV investments compared to other BDCs, which have an average exposure of 25.4%. 65% of the debt portfolio at par is either fixed rate or floating rate at their respective floors, insulating the company against a drop in interest rates. Conversely, a 100-basis point increase in benchmark rates would have a positive impact on 78% of the debt portfolio.

Importantly, our floating rate loans combined with our rate floor protections, provide a structural advantage in portfolio construction. We believe that our portfolio has little overlap with those of other publicly traded BDCs, reflecting our differentiated investment strategy and focus on underserved markets. The portfolio is under levered with only $91 million of debt as of quarter end, and with a 0.3x debt to equity ratio. This compares with the BDC average of approximately 1.3x debt to equity ratio, providing us with ample room to increase our liquidity and still be below industry averages for leverage.

Lastly, a key metric of credit performance, we have no non-accruals compared with an industry average of 3.7% of costs. During the quarter, our management team demonstrated its support of the company and recognizing the disconnect between the strength of our portfolio and the stock price purchased approximately 68,000 shares on the open market. Federal cannabis policy has been in flux this year. Medical cannabis was moved to Schedule III on April 23rd, and the DEA began granting federal registrations, approving more than 900 medical dispensaries in the first phase, according to recent reports. While adult use rescheduling has slowed and we are monitoring for any developments, shifting partisan landscapes at the state level may presage favorable regulatory changes in key medical states such as Pennsylvania, Georgia and Texas. We believe that Chicago Atlantic will benefit from growing capital markets acceptance and potential regulatory easing for adult use of cannabis. However, we do not incorporate potential regulatory changes in our projections, and we underwrite to the current regulatory framework not to anticipated changes that may or may not occur.

In June, we announced the agreement to merge the company with Chicago Atlantic Real Estate Finance in an all-stock NAV for NAV transaction. The merger combines two complementary portfolios into a larger, better capitalized BDC with greater scale and resources. We believe the added scale will improve our access to capital, support future earnings growth and enhance trading liquidity and market visibility building on the underwriting discipline and portfolio quality of both platforms. We believe this transaction will create a more competitive franchise and create a stronger platform for delivering sustainable, long term shareholder value. We continue to work closely with the SEC as its review progresses. We are ready to move quickly towards closing once approval is received and we now expect the process to extend into 2027.

As private credit and the broader BDC sectors continue to evolve, we believe our approach sets us apart disciplined underwriting, selective deployment and a differentiated origination platform. Together with the anticipated benefits of the proposed merger with Chicago Atlantic Real Estate Finance, we believe this approach will further strengthen our competitive position and our ability to keep deploying capital prudently and generating attractive risk adjusted returns for shareholders. Now, I’ll turn it over to Tom to discuss the numbers in greater detail.

2

Financial Results

Tom Geoffroy

Interim Chief Financial Officer, Chicago Atlantic BDC, Inc.

Good morning. Thanks, Peter. I want to highlight the investor presentation that was filed with the SEC and posted to our Investor Relations website this morning that serves as our earnings supplemental. I’ll start with the investment portfolio. The fair value of the portfolio as of September 30th was $399.6 million, $64.8 million higher than June 30th. This increase was mainly attributable to increased deployment of capital from new originations during the quarter. We have 39 portfolio company investments, of which 78% represents investments in the cannabis industry, and 22% of the portfolio is invested in diversified direct lending opportunities across multiple sectors.

The average debt investment is approximately $9.4 million, or 2.4% of the portfolio at fair value. Approximately 65% of the debt portfolio is protected from the impact of declining interest rates through fixed rate structures or interest rate floors, and it retains meaningful upside potential in a rising rate environment. The weighted average gross yield on our debt portfolio is approximately 15.5%, which is slightly down from last quarter’s yield of 16% due to the increase of the weighted average maturity of the portfolio.

Lastly, our portfolio continues to stand out above the larger BDC industry with no loans on non- accrual status. As of September 30th, 2026, the company had $91 million of debt outstanding, all of which was drawn from revolving line of credit. As of November 11th, 2026, the company had approximately $6.7 million of liquidity comprised of $5.5 million of borrowing capacity under its $100 million credit facility, subject to borrowing base and other restrictions, and approximately $1.2 million of cash on the balance sheet.

While we are approaching the capacity of our line of credit, we remain under levered and are exploring opportunities for new sources of liquidity. On September 30th, the company’s shelf registration was declared effective by the SEC. The company can now issue up to $500 million in securities, including debt securities, increasing our available liquidity beyond the credit facility and creating additional financial flexibility.

Turning now to the financial highlights for the third quarter. Gross investment income increased to $15.4 million from $14 million for the second quarter of 2026, primarily due to higher fee income generated from the higher originations this quarter. Interest income was relatively flat due to the timing of these originations late in the quarter. We expect to see the benefit from the third quarter originations to be fully reflected in the fourth quarter results. Total expenses for the quarter were $7.1 million, compared to $6.3 million in the second quarter of 2026. The increase was primarily driven by the growth of our investment portfolio and total investment income, which resulted in higher management fees and incentive fees, higher interest expense from increased borrowings to fund new originations and modestly higher operating expenses.

Net investment income for the quarter was $8.3 million, or $0.36 per share, up from $7.7 million, or $0.34 per share, in the second quarter of 2026. The increase was driven in part by the increase in portfolio size and income from origination activities, and partially offset by increased expenses. Net assets at September 30th, 2026, were $302.7 million. Net asset value per share was $13.27, compared to $13.26 in the second quarter of 2026. At quarter end, there were 22.8 million common shares issued and outstanding on a basic and fully diluted basis. I will now turn it over to Dino to talk about our originations efforts.

3

Origination Efforts

Dino Colonna

President, Chicago Atlantic BDC, Inc.

Thank you, Tom. During the third quarter of 2026, we funded $72 million of new debt investments to two new borrowers, bringing our portfolio to a record size of approximately $400 million. Gross originations for the year totaled approximately $167 million, also a record for LIEN. The two new debt investments during the quarter were senior secured, carry floating rates with high floors, have strong covenants and were attractively priced. Repayments and amortization totaled approximately $5.1 million, consisting of $1.5 million of unscheduled partial pay downs from five borrowers and $3.6 million of scheduled amortization.

In addition, we sold a piece of the position for $3 million of par value. Subsequent to quarter end, we funded a $2 million debt investment to an existing portfolio company. Our cannabis and diversified direct lending pipelines remain healthy, driven by continued demand for customized capital solutions across the lower middle market. The pipeline was lower quarter over quarter, in part because deals closed and is already being rebuilt, with robust activity seen since quarter end. Attractive deployment opportunities continue to come from our proprietary and direct origination channels.

Banks and larger platforms building lower middle market teams have increased competition in pockets of direct lending, but our segment remains far less crowded. And in cannabis, we have seen no new bank or private credit entrants. This supports our ability to originate lower leveraged transactions with tighter covenants and higher yields. As we approach full utilization of our revolver, we expect closings to potentially slow in the fourth quarter.

Credit quality remains strong. Every debt investment is senior secured and backed by strong covenants, and our underwriting discipline is designed to perform through market cycles. Stability was evident this quarter; 95% of the portfolio at fair value was rated 2, 5% was rated 3, and nothing was rated 4 or 5, with only one small loan migrating from a 2 to a 3. Software exposure is just 2.4% of the investment portfolio at fair value. We remain selective, and we are willing to pass on opportunities that do not meet our underwriting standards. Our specialized originations engine is built on direct sourcing, with minimal reliance on syndicated transactions, giving us greater control over structure, pricing, covenant protections and risk management.

As private credit and the BDC sectors continue to evolve, we believe this discipline sets us apart. Together with the scale benefits of the proposed merger, it positions us well to continue to preserve capital and deliver attractive risk adjusted returns for shareholders. Operator, we are now ready for questions.

Q&A

Operator: We will now begin the question-and-answer session. To ask a question, you may press star, then one on your telephone keypad. If you are using a speakerphone, please pick up your handset before pressing the keys. If at any time your question has been addressed and you would like to withdraw your question, please press star then two. The first question comes from Pablo Zuanic with Zuanic & Associates. Please go ahead.

Pablo Zuanic (Zuanic & Associates): Thank you and good morning, everyone. Peter, I know I asked this question in the REFI call recently, but there are two separate companies, so I’m going to ask it again. Just a reminder, in terms of the steps left for the merger to close, what are the key milestones that we should be looking for? And if I were to say assuming close by 1Q 2027, would that be reasonable? That’s the first question.

And the second one. Obviously, congratulations on the significant ramp in originations, especially in the third quarter. Now, as you say in the press release, as of November 11th, $6.7 million left in liquidity. You have the $500 million shelf, but do you have to wait for the merger to close to tap that shelf? I mean, what if the merger that gets delayed to middle of next year and you are capped in terms of credit, or would you have the shelf before the merger closes? Thank you.

4

Peter Sack: Sure. Thanks, Pablo. The N-14 and draft proxy statement are under review by the SEC. When that - when those forms have been approved, then we can proceed with the final proxy in the shareholder vote. And that’s the most important milestone remaining to closing. You asked if it’s possible for closing to occur in Q1. That’s certainly possible. But that approval process and the completion of the vote carries a certain amount of uncertainty that’s out of our control. Any questions on that before we move to your question on liquidity and deployments in light of the merger?

Pablo Zuanic (Zuanic & Associates): No, that’s fine. Thank you. Go on.

Peter Sack: There is - we do not need to wait for the merger to be completed to tap the shelf, secure additional debt capacity, and issue additional deployments. I don’t have a comment on the likelihood of that being achieved. But the simple answer is no, we don’t have to wait.

Pablo Zuanic (Zuanic & Associates): That’s good. Very clear. And then I don’t know if this one is for you or Dino. In terms of the two new loans in the third quarter, can you give any color on Nirvana? I mean, it’s a private company, but any color, was this a loan for one state, specifically dispensaries? Any color would help. And I don’t know if you disclose that type of information. And then regarding the Stiiizy loan, obviously, we have a sense of Stiiizy, although it’s private. Was that loan for expansion or to refinance? And what if it’s expansion or just to refinance existing debt? Thank you.

Dino Colonna: Hey, Pablo, thanks for the question. I can jump in. We don’t comment on specific transactions. So all I will say is two great companies that we’re excited to partner with and looking forward to a future full of growth for them.

Pablo Zuanic (Zuanic & Associates): Fine, I guess it’s a similar question, maybe you cannot answer it either. In terms of FLUENT loans, the transaction rate closed. Vireo Growth has acquired FLUENT. How should we model the FLUENT loans 4Q and 1Q if you can answer?

Peter Sack: I can take that. Sure. I would refer you to - since we haven’t announced specific information about those specific loans, and I don’t want to pre-empt disclosures that another public company Vireo might make about those loans. I’d suggest that you refer to Vireo’s public disclosures about those positions until we report our next quarter.

Pablo Zuanic (Zuanic & Associates): Okay. Thank you. And then stepping back, maybe a bigger picture. Again, congrats on the activity on the cannabis side of things. What about the non-cannabis? What does the pipeline look like there? Are you seeing any changes? But the second part to your question is I understand the skill set in terms of credit analysis is the same, but your network, I suppose, is much larger in cannabis than non-cannabis. So should we assume that it will take a while to ramp on non-cannabis loans? And I go back to my question that I’ve asked before is that on the non-cannabis side of things, to speed up growth, would it help to be part of syndicates or other parties and you coming in as part of that group? But anyway, thank you.

Peter Sack: I can take it.

Dino Colonna: Yeah. I’m going to not -

Peter Sack: Go for it. Go for it, Dino.

Dino Colonna: On the diversified direct lending side. I mean, we’re seeing a ton of activity. We’ve been in the space for over four years and have developed a reputation and a network. So I don’t think we need to lean much on others and confident that the deal flow and activity we see versus the capital base is healthy and in a good position.

Pablo Zuanic (Zuanic & Associates): Okay. All right. Thank you. And the very last question. Obviously, like you, we listen to all the MSOs conference calls. We think we have a sense of the sentiment out there. But in terms of when MSOs are looking at new borrowings or refinancings or even doing deals, my sense is that a lot of things are on hold until we get more clarity on the federal side, but maybe you have a different read. Obviously, we’re having a lot of good news at the state level, but any color you can give there in terms of how to think about the short term and medium-term pipeline on the cannabis side of things, given all the regulatory changes.

Peter Sack: I think some of that’s right with regards to some of the largest MSOs. However, and especially some of the largest public MSOs, I think it’s helpful to remind the audience that our core market is not necessarily the largest public MSOs that our core market, where we find the best risk adjusted return is with private multistate operators or highly successful scaled single state operators. This is where we can leverage our expertise in originations, our expertise in relationship building, and our ability and knowledge of these individual markets. And so, I’d say our origination activity is not correlated to the activity of the largest public MSOs.

Operator: The conference is now concluded. Thank you for attending today’s presentation. You may now disconnect.

[1]	The Oppenheimer & Co. Inc. 'BDC Quarterly Report' referred to on the call was published on August 24, 2026. The reference to October 24, 2026 was inadvertent. The BDC industry data attributed to that report in these remarks is presented in the August 24, 2026 publication.

5